FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               29 August, 2006


                               File no. 0-17630


                               Interim Results



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Interim Results






2006 INTERIM RESULTS
Six months ended 30th June 2006


-----------------------------                 --------  --------  --------
                                                2006      2005    % change
                                              euro m    euro m
                                              --------  --------

Sales revenue                                   8,028     6,329       +27%
Operating profit *                                613       445       +38%
Profit before tax                                 526       383       +37%
-----------------------------                  --------  --------  --------
                                            euro cent Euro cent
                                              --------  --------
Earnings per share                               73.7      56.0       +32%
Cash earnings per share                         131.7     105.4       +25%
Declared interim dividend per share             13.50     11.25       +20%
-----------------------------                  --------  --------  --------

* Operating profit before profit on disposal of fixed assets.
---------------------------------------------------------------------------



CRH has delivered a strong overall first half outcome with an improved organic operating profit performance in each of its six business segments.



Total first half development activity exceeded euro 0.8 billion. Year to date activity, including the recently announced euro 1 billion APAC transaction, amounts to almost euro 2 billion.



Total operating profit from European operations, including acquisition contributions, grew by 19% to euro 330 million.



In Europe Materials, operating profit improved by 8% to euro 152 million helped by strong advances in Finland and Poland , modest improvement in Ireland and a similar outcome in Switzerland and Iberia

Operating profit from Europe Products grew 30% to euro 112 million with good incremental contributions from 2005 and 2006 acquisitions complemented by organic growth.



Operating profit of euro 66 million from Europe Distribution was 33% ahead of 2005 with the bulk of the advance generated from underlying builders merchanting operations in Benelux, France and Switzerland.



Total operating profit for the Americas operations increased by 68% to euro 283 million.



Americas Materials' focus on the recovery of higher energy and input costs resulted in very good first half sales price increases and improved margins generating an operating profit of euro 35 million compared with a loss of euro 4 million in 2005.



Americas Products delivered a 40% increase in operating profit to euro 202 million helped by generally favourable weather, good levels of housing activity and further improvement in non-residential construction demand.



Strong incremental contributions from 2005 and 2006 acquisitions combined with organic growth resulted in a substantial 64% increase in Americas Distribution operating profit to euro 46 million.



The declared interim dividend has been increased by 20%. This makes 2006 the 23rd consecutive year of dividend increase.



Liam O'Mahony, Chief Executive, said today:

"The current business outlook is on the whole positive despite some statistical evidence of a slower pace of US economic growth. CRH has had a particularly good start to the year; our ongoing focus on the recovery of higher input costs is showing good success and we have delivered record development activity over the past twelve months. While as always risks remain, especially in light of recent international developments, we expect good profit growth in the more significant second half and a healthy advance for 2006 as a whole."





Announced Tuesday, 29th August 2006

Contact at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony    Chief Executive
Myles Lee        Finance Director
Eimear O'Flynn   Head of Investor Relations
Maeve Carton     Group Controller



        CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland
              TELEPHONE +353.1.404 1000 FAX +353.1.404 1007

  E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                Square, Dublin 2, Ireland

INTERIM STATEMENT



HIGHLIGHTS

Overall trading in the six months to 30th June 2006 has been particularly favourable with an especially strong performance from our operations in the Americas . In Europe, our operations have made progress with the emergence of somewhat firmer demand in a number of previously lacklustre economies and ongoing momentum in the better performing countries. Against this backdrop each of our six business segments has reported an improved organic operating profit performance which combined with satisfactory acquisition contributions has resulted in a strong overall first half outcome.

The results highlights for the first six months of 2006 are set out below.

-  Sales: euro 8,028 million, up 27%

-  Operating profit*:  euro 613  million, up 38%

-  Finance costs net:  euro 113 million,  up 45%

-  Profit before tax: euro 526 million, up 37%

-  Basic earnings per share: 73.7c, up 32%

-  Cash earnings per share: 131.7c, up 25%

* Operating profit before profit on disposal of fixed assets.

The average first half US Dollar exchange rate was 4.5% stronger versus the euro than in the corresponding period in 2005. This had a modest favourable impact of euro 7 million on profit before tax.

Profit on disposal of fixed assets amounted to euro 17.2 million (2005: euro
10.0 million). Note 3 on page 14 analyses the key components of first half 2006 performance.



DIVIDENDS



The Board has decided to pay an interim dividend of 13.50c per share, an increase of 20% on the 2005 interim dividend of 11.25c. The interim dividend will be paid on 3rd November 2006 to shareholders registered at the close of business on 8th September 2006.

A scrip dividend alternative is being offered to shareholders.



DEVELOPMENT

First half acquisition and investment activity amounted to over euro 0.8 billion. This includes the purchase of MMI and Halfen-Deha, along with over 30 other acquisitions across our various product segments.

Acquisitions completed and agreed since 30th June, including the recently announced APAC transaction, will bring total acquisitions and investments since the beginning of the year to almost euro 2 billion.



SEGMENT REVIEW


EUROPE - MATERIALS                              Analysis of change
                                          -------------------------------
                                 Total             Acquisitions
euro million   2006     2005     change  Exchange   2005    2006   Organic


Sales          1,334    1,216    +118         +4     +11      +6       +97
% change                          +10%                +1%     +1%       +8%
Operating      152      141       +11          -      +1      +1        +9
profit*
% change                           +8%                +1%     +1%       +6%
Margin         11.4%    11.6%


* Operating profit is before profit on disposal of fixed assets.

First half operating profit reflects a good improvement on the 2005 level.

Ireland : Overall Irish construction activity grew further in the first half of the year. Continuing good housing and commercial activity resulted in higher cement and readymixed concrete volumes, although demand for stone and asphalt varied somewhat across the country influenced by the timing of regional infrastructure projects. The impact of higher input costs was offset by continuing gradual price recovery, contributing to a modest advance in operating profit.

Finland/Baltics: The Group's operations in Finland delivered a strong performance helped by broad-based construction demand. Cement volumes increased by over 10% and prices improved compensating for higher input costs. Our downstream operations in Finland, Estonia, Latvia and St. Petersburg also turned in solid results. Operating profit from this region was well ahead of 2005.

Poland/Ukraine: Construction demand in Poland recovered rapidly from a weather-affected start. Our cement volumes showed significant first half growth although prices declined in a very competitive market. Downstream activities in concrete products also benefited from significant volume increases and overall Polish profitability improved substantially. In Ukraine , cement volumes were slightly lower than 2005 and gas costs were sharply higher. However, improved pricing and efficiency savings more than offset these negative influences and operating profit improved.

Switzerland: As expected, the completion of the concrete-intensive stages of the major Loetschberg alpine tunnel project led to a reduction of over 10% in our first half cement volumes and, while price improvements were achieved, profit from our cement operations declined. However, this was offset by a good advance in profitability in downstream readymixed concrete, aggregates and asphalt operations.

Iberia : Our Spanish operations enjoyed a favourable first half with readymixed concrete volumes increasing by over 10%. While price improvements were achieved, higher input costs resulted in a slight decline in overall margin and a profit outcome in line with 2005. Our Portuguese joint venture faced reduced cement demand in its home market and, although this domestic volume decline was offset by increased cement exports, operating profit from cement operations was lower; however, an improved performance in downstream operations resulted in a similar overall profit outcome.



EUROPE - PRODUCTS                                 Analysis of change
                                      ----------------------------------------
                              Total            Acquisitions    Re-org.
euro million   2006    2005   change  Exchange  2005    2006   costs   Organic


Sales         1,486   1,189    +297       +1    +186     +73       -     +37
% change                        +25%             +16%     +6%             +3%
Operating       112      86     +26        -     +19      +6      -1      +2
profit*
% change                        +30%             +22%     +7%      -      +1%
Margin          7.5%    7.2%


* Operating profit is before profit on disposal of fixed assets and includes re-organisation costs of euro 5 million (2005: euro 4 million).

Despite continuing subdued markets our Products activities overall experienced a gradual pick-up in underlying demand through the first half of the year. As a result, operating profit advanced with good incremental contributions from 2005 and 2006 acquisitions complemented by organic growth.

Concrete Products: Structural operations (floor & wall elements, beams, vaults and drainage products) benefited from improved demand in Benelux, France and Denmark and delivered a strong organic increase in operating profit. After a slow start to the year, Architectural operations (pavers, tiles and blocks) in Benelux, France and Germany saw better trading conditions in May and June to leave underlying profits similar to 2005. Stradal, the French concrete products business acquired in August 2005, performed well. With benefits from significant 2005 acquisition activity in Architectural operations and strong organic growth in Structural operations, overall profitability in Concrete Products registered a marked first half advance.

Clay Products: Production shut-downs in our UK and German operations over the winter months, implemented in order to balance supply and demand more effectively and to avoid seasonal price peaks in volatile winter gas markets, had an adverse impact on profitability in the early months. While trading in May and June was ahead of 2005 and our Dutch and Polish businesses performed well, demand in the UK and Germany remained weak and first half operating profit from our clay operations declined by approximately 20%.

Building Products: This group now comprises four product segments: Insulation, Fencing & Security, Daylight & Ventilation and Construction Accessories. Despite continuing difficult trading conditions and over-supply in a number of markets our Insulation activities benefited from 2005's restructuring initiatives and delivered an improved performance. As expected Fencing & Security faced very strong competition in the Netherlands and Germany and, despite an improved performance in Britain , its third major market, operating profit declined. Daylight & Ventilation operations similarly encountered intense competition and higher input costs and while turnover increased lower margins resulted in similar operating profit. Our Construction Accessories businesses enjoyed incremental contributions from an active 2005 development programme and from the Halfen-Deha acquisition which was completed in early May this year. Annualised turnover in our Construction Accessories operations now exceeds euro 300 million.



EUROPE - DISTRIBUTION                             Analysis of change
                                       ----------------------------------------
                               Total            Acquisitions    Re-org.
euro million  2006      2005   change  Exchange  2005    2006   costs   Organic


Sales          1,319   1,016    +303       -2    +246     +17       -     +42
% change                         +30%       -     +24%     +2%             +4%
Operating         66      50     +16        -      +4      +1      -1     +12
profit*
% change                         +33%              +8%     +2%     -2%    +25%
Margin           5.0%    4.9%


* Operating profit is before profit on disposal of fixed assets and includes re-organisation costs of euro 1 million related to ongoing operations (2005:
nil).

First half operating profit in Europe Distribution showed a strong increase on 2005 levels. While 2005 Builders Merchants acquisitions in Austria and Germany contributed significantly to growth in sales, the bulk of the operating profit advance came from underlying operations.

DIY: Although a pick-up in overall Dutch consumer confidence was evident from early in the year, it was not until May and June that this began to be reflected in improved demand across the DIY sector. As a result, the first half sales and operating profit outcome from our Benelux DIY business was broadly similar to 2005.

Builders Merchants: More positively, the first half of 2006 saw improving momentum in our builders merchants businesses in Benelux, France and Switzerland with very good underlying profit improvement. Quester, the leading Austrian builders merchant acquired in October 2005, experienced disappointing trading in the early months and, despite some improvement through May and June, its contribution to first half profit growth was minimal. Bauking, the German builders merchant and DIY operator in which CRH acquired a 48% stake last December, delivered a good performance in line with expectations.



AMERICAS - MATERIALS                            Analysis of change
                                        ----------------------------------
                                Total              Acquisitions
euro million    2006     2005   change  Exchange   2005     2006   Organic


Sales          1,393    1,065    +328      +48      +83      +45      +152
% change                          +31%      +4%      +8%      +4%      +15%
Operating         35       (4)    +39        -       +1       +7       +31
profit*
% change                          n/m               n/m      n/m       n/m
Margin           2.5%    -0.4%



* Operating profit is before profit on disposal of fixed assets.

Despite heavy rains in parts of the east and mid-west in the latter weeks of June, the first half outcome for the Americas Materials Division exceeded expectations helped by a mild winter which facilitated early private sector construction activity. Overall volumes were satisfactory; excluding the impact of recent acquisitions, our heritage companies saw readymixed concrete volumes increase by 3% while aggregates volumes declined by 1% and asphalt volumes were in line with the prior year. Our ongoing focus on effective pricing strategies to offset the impact of higher energy and input costs resulted in very good first half sales price increases and, together with the benefits of the continuing cost reduction programmes, led to improved margins and an operating profit for the period as opposed to the traditional first half seasonal loss.

New England: While our operations in Vermont, Maine and New Hampshire started the year well, heavy rains in June combined with a slower pace of contract lettings in Connecticut left results just behind 2005 levels.

New York / New Jersey : The wet conditions in June also impacted demand in this region, particularly in the New Jersey market leaving results for the period broadly in line with 2005.

Central: Successful efforts to recover higher input costs resulted in an improved performance across the region with the exception of Michigan, where first half results were similar to 2005 in a continuing depressed market. The Mountain Companies businesses acquired at end-October 2005 performed well but due to seasonal trading patterns had only modest impact on the first half profit outcome.

West: Very good volume and price improvements in generally buoyant markets contributed to a strong sales and operating profit uplift across our businesses most particularly from our operations in the states of Utah and Idaho.



AMERICAS - PRODUCTS                               Analysis of change
                                        ---------------------------------
                                Total            Acquisitions
euro million    2006     2005   change  Exchange   2005     2006   Organic


Sales          1,813    1,337    +476      +67      +94     +138      +177
% change                          +36%      +5%      +7%     +10%      +14%
Operating        202      144     +58       +8       +3       +5       +42
profit*
% change                          +40%      +6%      +2%      +3%      +29%
Margin          11.1%    10.7%


* Operating profit is before profit on disposal of fixed assets.



Annual revenues from our Products operations are broadly divided 40% Residential, 45% Non-residential and 15% Infrastructure. These businesses enjoyed an excellent first half delivering a strong profit advance helped by generally favourable weather, good levels of US housing activity and sustained improvement in US non-residential construction demand. Notwithstanding some dilution from the addition of the inherently lower margin MMI acquisition, a further increase in overall operating profit margin was achieved.

Architectural Products Group (APG): Despite some moderation in residential activity during the period, APG continued to generate good overall organic growth. This combined with contributions from 2005 acquisitions resulted in strong profit improvement in its concrete-products-oriented commercial masonry, professional landscaping and consumer DIY activities. Against a very positive outcome for the majority of its operations, APG's recently-expanded bagged soil and mulch activities - which complement its consumer DIY patio paving offering - disappointed in a difficult pricing environment. While APG's regional clay brick operation achieved strong price increases, these were not sufficient to offset fully the impact of high energy costs and lower brick volumes.

Precast: This group, which is a leading manufacturer of precast, pre-stressed and polymer concrete and concrete pipe, benefited significantly from continuing widespread growth in non-residential construction and good infrastructure demand. As a result operating profit and margin improved substantially on first half 2005 levels.

Glass: This group is the largest North American supplier of architectural glass products and services for commercial construction deriving almost 80% of its revenues from the non-residential segment. Despite rising input costs these operations enjoyed very strong first-half organic sales and operating profit growth helped by an ongoing shift towards higher-margin and higher-growth segments in laminated and insulated glass.

MMI: Integration of MMI, our new US product platform in fencing products, welded wire reinforcement and construction accessories acquired at the end of April, is well under way and we are optimistic regarding the medium-term development opportunities for this largely non-residential business. MMI contributed positively to trading results in May and June. Due to its particular business mix, operating profit margins are much lower than in our existing APG, Precast and Glass activities.

South America: Our clay operations in Argentina enjoyed good volume increases in both domestic and export markets and delivered improved turnover and operating profit.



AMERICAS - DISTRIBUTION                         Analysis of change
                                        ----------------------------------
                                Total            Acquisitions
euro million    2006     2005   change  Exchange   2005     2006   Organic

Sales            683      506    +177      +23      +88      +25       +41
% change                          +35%      +5%     +17%       5%       +8%
Operating         46       28     +18       +1       +9       +2        +6
profit*
% change                          +64%      +4%     +32%      +7%      +21%
Margin           6.8%     5.6%


* Operating profit is before profit on disposal of fixed assets.

Our Distribution activities experienced continued positive trading conditions through the first half of the year in both the roofing/siding and interior products segments. With an estimated 65% of revenues generated in the repair, maintenance and improvement (RMI) segment, moderation in new housing demand had little adverse impact on business in the first half while the Florida market remained particularly buoyant.

Strong incremental contributions from 2005 and 2006 acquisitions, which were largely focussed on expansion of the interior products segment, combined with good organic growth resulted in a substantial profit advance and an improved margin for the first half of 2006.



FINANCE

While higher short-term interest rates and the substantial acquisition activity completed over the past year has resulted in a significant increase in net finance costs from euro 78 million in the first half of 2005 to euro 113 million in 2006, EBITDA/net interest cover for the 12 months to end June 2006 remains very comfortable at 11.2 times (12 months to June 2005: 11.4 times).

As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.

Exchange rate movements between year-end 2005 and 30th June 2006, mainly the strengthening of the euro from US$1.1797 to US$1.2713, reduced the euro amount of foreign currency net debt by euro 137 million while shareholders' funds were reduced by euro 248 million.

Net debt at 30th June amounted to euro 4,395 million (June 2005: euro 3,268 million), which included euro 249 million (June 2005: euro 254 million) in respect of the Group's share of net debt in joint venture undertakings.

Acquisitions completed and agreed since 30th June, including the recently announced euro 1 billion APAC transaction, will bring total acquisitions and investments since the beginning of the year to almost euro 2 billion. Despite this record spend, the Group's balance sheet, interest cover and robust cash generation characteristics continue to ensure that we have the capacity to avail of acquisition opportunities in our various geographic, product and sectoral markets where we see value.



OUTLOOK

In Europe Materials, demand in Ireland remains good and there is continuing strength in our markets in Finland and the Baltic region. In Switzerland, we expect that the second half will see cement demand slightly below last year's levels and a continuing solid performance in downstream activities. Poland should have a good year although second half comparatives will be tougher as a result of the exceptional cement demand in the latter half of 2005. The final stages of the conversion from gas-firing to coal and petcoke-firing at our cement plant in the Ukraine will be completed before the end of the year and benefits are expected to flow in 2007. In Spain, full year profits are expected to be similar to 2005 while our Portuguese operations continue to cope well with lower levels of domestic activity. Overall the Division expects to deliver further improvement in underlying operating profit in the second half.

The emergence of somewhat firmer demand in a number of previously subdued economies is anticipated to deliver further trading benefits for our Europe Products operations in the second half. In Concrete Products, Structural operations should continue the strong progress of the first half while better trading in recent months in Architectural operations suggests more positive trends for this segment. In Clay Products, further mid-year product price increases have been implemented in response to continuing high energy costs; however, it is unlikely that the first half operating profit decline will be reversed in the second half. In Building Products, our Insulation operations continue their gradual recovery and full year Construction Accessories results will benefit further from inclusion of Halfen-Deha.

In Europe Distribution, we expect further organic growth in the second half from our builders merchanting activities in Benelux, France and Switzerland and, following a disappointing start, look to an improving trend in our Austrian operations. DIY operations should show some modest improvement although demand is heavily dependent on consumer confidence and remains sensitive to the future pace of eurozone interest rate increases.

Americas Materials is continuing to benefit from robust highway markets and growth in non-residential construction. While there may be some late season volume impact as a result of higher product prices, the primary focus for this Division remains the necessary recovery of higher input costs and delivery of improved operating profit and margin from existing operations for 2006 as a whole. The inclusion of APAC for the remaining months of the year is expected to have a modest positive impact in 2006 due to some restructuring costs, however significant benefits are anticipated in 2007 as synergies are realised.

After a very strong first half the pace of advance for Americas Products has slowed as US residential construction activity has moderated from high levels. Nevertheless, with strong and growing non-residential demand and benefits from the April acquisition of MMI, we expect a good second half out-turn from these businesses and further progress for the year as a whole.

Americas Distribution once again exceeded expectations in the first half of 2006 and, with a positive trading backdrop in key markets plus anticipated benefits from recent acquisitions, we expect a strong second half performance leading to another excellent full year outcome.

A continuation of the current US$/euro exchange rate of US$ 1.28 for the remainder of 2006, would result in a full year average rate of US$1.26 (2005:
US$1.2438) and a relatively modest adverse full year translation impact compared with 2005.

The current business outlook is on the whole positive despite some statistical evidence of a slower pace of US economic growth. CRH has had a particularly good start to the year; our ongoing focus on the recovery of higher input costs is showing good success and we have delivered record development activity over the past twelve months. While as always risks remain, especially in light of recent international developments, we expect good profit growth in the more significant second half and a healthy advance for 2006 as a whole.



                                   * * * *

This interim results announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this interim results announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.





GROUP INCOME STATEMENT


                                    Six months Six months    Year ended
                                    ended 30th ended 30th          31st
                                     June 2006  June 2005 December 2005
                                     Unaudited  Unaudited       Audited
                                        euro m     euro m        euro m

Revenue                              8,028.1    6,329.3        14,449.3
Cost of sales                       (5,612.1)  (4,397.4)       (9,901.7)
                                      --------   --------     ---------
Gross profit                         2,416.0    1,931.9         4,547.6
Operating costs                     (1,803.3)  (1,487.1)       (3,155.3)
                                      --------   --------     ---------
Group operating profit                 612.7      444.8         1,392.3
Profit on disposal of fixed assets      17.2       10.0            19.8
                                      --------   --------     ---------
Profit before finance costs            629.9      454.8         1,412.1
Finance costs (net)                   (112.8)     (77.8)         (159.1)
Group share of associates' profit        9.3        6.3            25.9
after tax
                                      --------   --------     ---------
Profit before tax                      526.4      383.3         1,278.9
Income tax expense (estimated at      (123.0)     (81.0)         (272.6)
interim)
                                      --------   --------     ---------
Group profit for the financial         403.4      302.3         1,006.3
period
                                      ========   ========     =========
Profit attributable to:
Equity holders of the Company          396.8      298.7           997.9
Minority interest                        6.6        3.6             8.4
                                      --------   --------     ---------
Group profit for the financial         403.4      302.3         1,006.3
period
                                      ========   ========     =========
Earnings per share for the period
Basic                                   73.7c      56.0c         186.7c
Diluted                                 73.0c      55.7c         185.2c

Cash earnings per share for the        131.7c     105.4c         292.5c
period

Dividend declared per share             13.5c     11.25c          39.0c

Dividend per share paid during         27.75c      23.4c         34.65c
period





GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE



                                        Six months       Six months       Year ended
                                        ended 30th       ended 30th             31st
                                         June 2006        June 2005    December 2005
                                         Unaudited        Unaudited          Audited
                                            euro m           euro m           euro m

Items of income/(expense) recognised directly within equity:
Currency translation effects               (248.3)           337.8             413.4
Group defined benefit pension
obligations:
             - Actuarial gain/(loss)        142.1           (151.2)            (86.1)
             - Movement in deferred tax     (30.5)            36.4              21.7
               asset
Movement in deferred tax asset on share       3.6                -              12.3
schemes
Gains relating to cash flow hedges            2.7              1.2               2.7
Movement in deferred tax liability on           -                -              (0.7)
cash flow hedges
                                          ---------        ---------         ---------
Net (expense)/income recognised            (130.4)           224.2             363.3
directly within equity
Group profit for the financial period       403.4            302.3           1,006.3
                                          ---------        ---------         ---------
Total recognised income and expense for     273.0            526.5           1,369.6
the period
                                          =========        =========         =========
Equity holders of the Company               267.1            520.2           1,360.4
Minority interest                             5.9              6.3               9.2
                                          ---------        ---------         ---------
Total recognised income and expense for     273.0            526.5           1,369.6
the period
                                          =========        =========         =========


GROUP STATEMENT OF CHANGES IN EQUITY

                                                  Six         Six            Year
                                               months      months           ended
                                                ended       ended            31st
                                            30th June   30th June        December
                                                 2006        2005            2005
                                            Unaudited   Unaudited       Unaudited
                                               euro m      euro m          euro m

At beginning of period                        6,233.7     4,979.4         4,979.4
Issue of shares:
            - Share options and participation    55.7        19.2            39.5
              schemes
            - Issued in lieu of dividends        14.2        16.8            21.0
            - Expenses paid in respect of share     -        (0.1)           (0.2)
              issues
Purchase of treasury shares                     (15.8)          -               -
Share-based payment expense                       6.3         6.5            13.9
Dividends paid                                 (149.3)     (125.0)         (185.2)
Movement in minority interest                     0.9        (5.4)            4.1
Items of income/(expense) recognised directly within equity:
Currency translation effects                   (248.3)      337.8           413.4
Group defined benefit pension obligations       111.6      (114.8)          (64.4)
Movement in deferred tax asset on share           3.6           -            12.3
schemes
Gains relating to cash flow hedges                2.7         1.2             2.0
Profit for the period attributable to equity    396.8       298.7           997.9
holders
                                               --------    --------   -------------
At end of period                              6,412.1     5,414.3         6,233.7
                                               ========    ========   =============




GROUP BALANCE SHEET

                                   As at 30th    As at 30th        As at 31st
                                    June 2006     June 2005     December 2005
                                    Unaudited     Unaudited           Audited
                                       euro m        euro m            euro m
ASSETS
Non-current assets
Property, plant and equipment         6,950.2       6,336.8           6,823.5
Intangible assets                     2,514.7       1,935.4           2,252.5
Investments in associates/other         628.2         313.0             634.5
financial assets
Derivative financial instruments         59.2         254.4             154.8
Deferred income tax assets              415.3         425.1             466.5
                                       --------      --------     -------------
Total non-current assets             10,567.6       9,264.7          10,331.8
                                       --------      --------     -------------
Current assets
Inventories                           2,113.6       1,616.2           1,722.6
Trade and other receivables           3,176.1       2,594.4           2,476.4
Derivative financial instruments         12.1           6.5              30.7
Liquid investments                      435.1         445.2             342.5
Cash and cash equivalents               664.6         799.5           1,148.6
                                       --------      --------     -------------
Total current assets                  6,401.5       5,461.8           5,720.8
                                       --------      --------     -------------
Total assets                         16,969.1      14,726.5          16,052.6
                                       ========      ========     =============
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital                    183.8         181.8             182.3
Non-equity share capital                  1.2           1.2               1.2
Share premium account                 2,276.7       2,184.4           2,208.3
Treasury shares                         (15.7)            -                 -
Other reserves                           43.6          30.0              37.4
Foreign currency translation reserve    (14.8)        157.9             233.5
Retained income                       3,898.1       2,830.2           3,532.7
                                       --------      --------     -------------
                                      6,372.9       5,385.5           6,195.4
Minority interest                        39.2          28.8              38.3
                                       --------      --------     -------------
Total equity                          6,412.1       5,414.3           6,233.7
                                       --------      --------     -------------
LIABILITIES
Non-current liabilities
Interest-bearing loans and            4,218.6       4,063.1           4,524.5
borrowings
Derivative financial instruments         75.6           3.4              13.5
Deferred income tax liabilities       1,155.2       1,075.3           1,184.5
Trade and other payables                179.9         134.2             187.6
Retirement benefit obligations          316.5         524.3             450.5
Provisions for liabilities and          226.6         228.5             223.0
charges
Capital grants                           11.1          11.9              12.1
                                       --------      --------     -------------
Total non-current liabilities         6,183.5       6,040.7           6,595.7
                                       --------      --------     -------------
Current liabilities
Trade and other payables              2,669.2       2,149.9           2,254.4
Current income tax liabilities          308.8         319.3             271.5
Interest-bearing loans and            1,248.3         584.0             582.3
borrowings
Derivative financial instruments         23.3         123.6               4.6
Provisions for liabilities and          123.9          94.7             110.4
charges                                --------      --------     -------------
Total current liabilities             4,373.5       3,271.5           3,223.2
                                       --------      --------     -------------
Total liabilities                    10,557.0       9,312.2           9,818.9
                                       --------      --------     -------------
Total equity and liabilities         16,969.1      14,726.5          16,052.6
                                       ========      ========     =============




GROUP CASH FLOW STATEMENT

                                        Six months  Six months    Year ended
                                        ended 30th  ended 30th 31st December
                                         June 2006   June 2005          2005
                                         Unaudited   Unaudited       Audited
                                            euro m      euro m        euro m
Cash flows from operating activities
Group operating profit                       612.7      444.8        1,392.3
Depreciation charge                          300.3      260.1          555.8
Share-based payment expense                    6.3        6.5           13.9
Amortisation of intangible assets             11.8        3.3            9.1
Net movement on provisions                     9.7       13.9           11.8
Increase in working capital                 (501.6)    (381.1)        (149.4)
Amortisation of capital grants                (0.9)      (1.4)          (2.0)
Other non-cash movements                       7.8        9.6            2.9
                                           ---------   --------      ---------
Cash generated from operations               446.1      355.7        1,834.4
Interest paid (including finance leases)    (110.3)     (85.2)        (184.0)
Irish corporation tax paid                    (2.5)      (1.6)         (13.3)
Overseas corporation tax paid                (58.3)     (57.4)        (246.2)
                                           ---------   --------      ---------
Net cash inflow from operating               275.0      211.5        1,390.9
activities                                 ---------   --------      ---------
Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets        59.6       44.8          102.8
Interest received                             15.5       14.3           43.4
Capital grants received                          -        0.9            1.5
Dividends received from associates             8.3        8.5           14.2
                                           ---------   --------      ---------
                                              83.4       68.5          161.9
                                           ---------   --------      ---------
Outflows
Purchase of property, plant and             (434.4)    (346.8)        (652.1)
equipment
Acquisition of subsidiaries and joint       (613.6)    (168.0)        (808.3)
ventures
Investments in and advances to                (4.1)         -         (298.9)
associates
Advances to jv's and purchase of trade        (5.1)      (5.5)          (7.7)
investments
Deferred acquisition consideration paid      (58.8)     (31.4)         (45.3)
                                           ---------   --------      ---------
                                          (1,116.0)    (551.7)      (1,812.3)
                                           ---------   --------      ---------
Net cash outflow from investing           (1,032.6)    (483.2)      (1,650.4)
activities                                 ---------   --------      ---------
Cash flows from financing activities
Inflows
Proceeds from issue of shares                 55.7       19.2           39.5
Shares issued to minority interests              -          -            0.3
Increase in interest-bearing loans and     1,015.4      223.6          796.8
borrowings
Increase in finance lease liabilities            -        2.4            6.5
Net cash movement in derivative              102.9      (25.4)        (102.8)
financial instruments
                                           ---------   --------      ---------
                                           1,174.0      219.8          740.3
                                           ---------   --------      ---------
Outflows
Expenses paid in respect of share issues         -       (0.1)          (0.2)
Purchase of treasury shares                  (15.8)         -              -
Increase in liquid investments              (101.4)    (113.1)         (15.0)
Repayment of interest-bearing loans and     (622.0)     (25.2)        (250.0)
borrowings
Repayment of finance lease liabilities        (1.4)      (1.4)         (12.9)
Dividends paid to equity holders of the     (135.1)    (108.2)        (164.2)
Company
Dividends paid to minority interests          (6.0)      (4.1)          (9.4)
                                           ---------   --------      ---------
                                            (881.7)    (252.1)        (451.7)
                                           ---------   --------      ---------
Net cash inflow/(outflow) from financing     292.3      (32.3)         288.6
activities
                                           ---------   --------      ---------
Change in cash and cash equivalents         (465.3)    (304.0)          29.1
Translation adjustment                       (18.7)      31.5           47.5
Cash and cash equivalents at beginning     1,148.6    1,072.0        1,072.0
of period
                                           ---------   --------      ---------
Cash and cash equivalents at end of          664.6      799.5        1,148.6
period
                                           =========   ========      =========



SUPPLEMENTARY INFORMATION

1   Basis of Preparation



The financial information presented in this Interim Report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS). The transition date for implementation of IFRS for the Group was 1st January 2004. Full details of the accounting policies adopted by the Group on implementation of IFRS, and of the impact on the reported 2004 results and balance sheet of the Group of the transition to IFRS, were published on 31st May 2005 and are available on the Group's website www.crh.com.

The Group's accounting policies under IFRS are based on the Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) and on International Accounting Standards (IAS) and Standing Interpretations Committee Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.



2   Translation of Foreign Currencies



These financial statements are presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:


                            Average                         Period ended
                      --------------------------     ---------------------------
                    Six months ended  Year ended     30th June     31st December
                           30th June        31st
                                        December

euro 1 =               2006     2005        2005        2006     2005       2005
US Dollar            1.2296   1.2847      1.2438      1.2713   1.2092     1.1797
Pound Sterling       0.6870   0.6859      0.6838      0.6921   0.6742     0.6853
Polish Zloty         3.8901   4.0796      4.0224      4.0546   4.0388     3.8600
Swiss Franc          1.5610   1.5462      1.5483      1.5672   1.5499     1.5551
Argentine Peso       3.7733   3.7388      3.6356      3.9432   3.4934     3.5868




3          Key Components of First Half 2006 Performance


euro million           Revenue Operating Profit on Trading  Finance Assoc. Pre-tax
                                  profit disposals  profit   costs     PAT  profit

H1 2005 as reported      6,329       445        10     455     (78)      6     383
Exchange effects           141         9         -       9      (2)      -       7
                         -------   -------   ------- ------- ------- ------- -------
H1 2005 at H1 2006 rates 6,470       454        10     464     (80)      6     390
Incremental impact in
2006 of:
- 2005 acquisitions        708        37         -      37     (26)      -      11
- 2006 acquisitions        304        22         -      22     (10)      -      12
Organic                    546       100         7     107       3       3     113
                         -------   -------   ------- ------- ------- ------- -------
H1 2006 as reported      8,028       613        17     630    (113)      9     526
                         -------   -------   ------- ------- ------- ------- -------
% change v. 2005:
As reported                +27%      +38%              +38%                    +37%
At constant 2006 rates     +24%      +35%              +36%                    +35%





4       Analysis of Revenue and Operating Profit by Business


                                                                                   Year ended
                                 Six months ended 30th June - Unaudited    31st December 2005
                                     2006                     2005                    Audited
                                 ------------        --------  ----------   ---------  ------
                                 euro m    %         euro m          %       euro m      %

Revenue
Europe Materials               1,333.5    16.6       1,215.7       19.2      2,646.2   18.3
Europe Products                1,485.9    18.5       1,188.9       18.8      2,533.4   17.5
Europe Distribution            1,319.5    16.4       1,016.0       16.1      2,192.9   15.2
Americas Materials             1,393.2    17.4       1,065.3       16.8      3,164.7   21.9
Americas Products              1,812.9    22.6       1,337.1       21.1      2,755.9   19.1
Americas Distribution            683.1     8.5         506.3        8.0      1,156.2    8.0
                               ---------  ------      -------- ----------    --------- ------
                               8,028.1     100       6,329.3        100     14,449.3    100
                               =========  ======      ======== ==========    ========= ======
Operating profit
Europe Materials                 152.1    24.8         141.3       31.8        377.0   27.1
Europe Products                  112.0    18.3          85.9       19.3        175.6   12.6
Europe Distribution               65.9    10.8          49.6       11.1        123.4    8.9
Americas Materials                34.5     5.6          (4.1)      (0.9)       328.2   23.5
Americas Products                201.5    32.9         143.6       32.3        307.6   22.1
Americas Distribution             46.7     7.6          28.5        6.4         80.5    5.8
                               ---------  ------      -------- ----------    --------- ------
                                 612.7     100         444.8        100      1,392.3    100
                               =========  ======      ======== ==========    ========= ======

Profit on disposal of fixed assets
Europe Materials                   8.8                   4.7                     8.8
Europe Products                    0.5                   0.6                     1.8
Europe Distribution                2.2                  (0.6)                   (0.8)
Americas Materials                 4.6                   4.7                     9.7
Americas Products                  1.1                   0.2                    (0.1)
Americas Distribution                -                   0.4                     0.4
                               ---------              --------               ---------
                                  17.2                  10.0                    19.8
                               =========              ========               =========

Depreciation charge
Europe Materials                  66.4                  62.0                   129.0
Europe Products                   64.6                  58.3                   126.8
Europe Distribution               18.0                  15.8                    31.6
Americas Materials                92.6                  74.7                   164.8
Americas Products                 52.7                  44.6                    93.4
Americas Distribution              6.0                   4.7                    10.2
                               ---------              --------               ---------
                                 300.3                 260.1                   555.8
                               =========              ========               =========

Amortisation of intangible assets
Europe Materials                   0.1                     -                       -
Europe Products                    2.3                   0.4                     1.5
Europe Distribution                0.3                   0.2                     0.4
Americas Materials                 0.1                     -                       -
Americas Products                  7.5                   2.1                     5.8
Americas Distribution              1.5                   0.6                     1.4
                               ---------              --------               ---------
                                  11.8                   3.3                     9.1
                               =========              ========               =========





5          Geographical Analysis of Revenue and Operating Profit
                                                                                   Year ended
                                 Six months ended 30th June - Unaudited    31st December 2005
                                          2006                     2005               Audited
                                    ------------     --------  ----------   ---------  ------
                                 euro m      %        euro m          %      euro m        %
Revenue
Ireland*                         571.3     7.1         561.3        8.9      1,164.1      8.1
Benelux                        1,269.0    15.8       1,191.9       18.8      2,468.6     17.1
Rest of Europe                 2,292.9    28.6       1,661.8       26.3      3,733.8     25.8
Americas                       3,894.9    48.5       2,914.3       46.0      7,082.8     49.0
                               ------- -------      -------- ----------    ---------   ------
                               8,028.1     100       6,329.3        100     14,449.3      100
                               ======= =======      ======== ==========    =========   ======


Operating profit
Ireland*                          71.6    11.7          70.5       15.8        148.4    10.7
Benelux                          110.5    18.0          89.7       20.2        186.2    13.3
Rest of Europe                   147.4    24.1         116.4       26.2        340.6    24.5
Americas                         283.2    46.2         168.2       37.8        717.1    51.5
                               -------  ------      --------      -----     --------   -----
                                 612.7     100         444.8        100      1,392.3     100
                               =======  ======      ========      =====     ========   =====

Profit on disposal of fixed assets
Ireland*                           6.9                   3.3                     8.1
Benelux                            0.1                   0.1                     0.4
Rest of Europe                     4.5                   1.3                     1.3
Americas                           5.7                   5.3                    10.0
                               -------              --------                --------
                                  17.2                  10.0                    19.8
                               =======              ========                ========

Depreciation charge
Ireland*                          22.3                  22.0                    44.5
Benelux                           38.7                  38.9                    78.9
Rest of Europe                    88.0                  75.2                   164.0
Americas                         151.3                 124.0                   268.4
                               -------              --------                --------
                                 300.3                 260.1                   555.8
                               =======              ========                ========

Amortisation of intangible assets
Ireland*                             -                     -                       -
Benelux                            0.7                   0.6                     1.2
Rest of Europe                     2.0                     -                     0.7
Americas                           9.1                   2.7                     7.2
                                -------             --------                --------
                                  11.8                   3.3                     9.1
                                =======             ========                ========

* Total island of Ireland



6          Proportionate Consolidation of Joint Ventures
                                                Six months ended   Year ended 31st
                                                    30th June             December
                                                2006         2005             2005
                                           Unaudited    Unaudited          Audited
Group share of:                               euro m       euro m           euro m
Revenue                                        423.8        277.5            617.8
Cost of sales                                 (289.5)      (174.2)          (392.8)
                                               -------    ---------         --------
Gross profit                                   134.3        103.3            225.0
Operating costs                                (95.9)       (68.2)          (143.6)
                                               -------    ---------         --------
Group operating profit                          38.4         35.1             81.4
Profit on disposal of fixed assets               2.4          0.1              0.8
                                               -------    ---------         --------
Profit before finance costs                     40.8         35.2             82.2
Finance costs (net)                             (7.2)        (6.6)           (13.6)
                                               -------    ---------         --------
Profit before tax                               33.6         28.6             68.6
                                               =======    =========         ========



7           Investments in Financial Assets

Just before year-end 2005, the Group acquired a 26.3% stake in Corporacion Uniland, a major Spanish cement, aggregates and readymixed concrete producer with interests in Tunisia and South America, for approximately EUR300 million. This investment is stated at cost in the balance sheet at 30th June 2006 and excludes any share of profits for the period.



8          Earnings per Share

The computation of basic, diluted and cash earnings per share is set out below:
                                                Six months ended    Year ended 31st
                                                   30th June               December
                                                2006         2005              2005
                                           Unaudited    Unaudited           Audited

Numerator - basic and diluted earnings per    euro m       euro m            euro m
share
Profit attributable to equity holders of       396.8        298.7             997.9
the Company
Preference dividends paid                          -            -              (0.1)
                                               -------    ---------         ---------
Profit attributable to Ordinary equity         396.8        298.7             997.8
holders
Amortisation of intangible assets               11.8          3.3               9.1
Depreciation charge                            300.3        260.1             555.8
                                               -------    ---------         ---------
Numerator for cash earnings per share          708.9        562.1           1,562.7
                                               -------    ---------         ---------

Denominator for basic earnings per share   Number of       Number             Number
                                              shares    of shares         of shares

Weighted average number of shares (m) in       538.2        533.4             534.3
issue
Effect of dilutive potential shares (share       5.1          2.9               4.4
options)                                       -------    ---------         ---------
Denominator for diluted earnings per share     543.3        536.3             538.7
                                               -------    ---------         ---------
Earnings per share                          euro cent     euro cent        euro cent
- basic                                        73.7c        56.0c            186.7c
- diluted                                      73.0c        55.7c            185.2c
Cash earnings per share (i)                   131.7c       105.4c            292.5c


(i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.





9      Net Debt and Finance Costs
                                           As at 30th June      As at 31st
                                            2006      2005        December
                                                                      2005
                                       Unaudited Unaudited         Audited

Net Debt                                  euro m    euro m          euro m
Non-current assets
Derivative financial instruments            59.2     254.4           154.8
Current assets
Derivative financial instruments            12.1       6.5            30.7
Liquid investments                         435.1     445.2           342.5
Cash and cash equivalents                  664.6     799.5         1,148.6
Non-current liabilities
Interest-bearing loans and borrowings    (4,218.6) (4,063.1)       (4,524.5)

Derivative financial instruments           (75.6)     (3.4)          (13.5)
Current liabilities
Interest-bearing loans and borrowings    (1,248.3)  (584.0)         (582.3)

Derivative financial instruments           (23.3)   (123.6)           (4.6)
                                          --------  --------        --------
Total net debt                           (4,394.8) (3,268.5)       (3,448.3)

                                          ========  ========        ========
Including Group share of joint ventures'  (248.5)   (253.7)         (271.2)
net debt                                  ========  ========        ========

Movement in Net Debt
(Decrease)/increase in cash & cash        (465.3)   (304.0)           29.1
equivalents
Increase in liquid investments             101.4     113.1            15.0
Increase in interest-bearing loans &      (392.0)   (199.4)         (540.4)
borrowings
Net cash movement in derivatives          (102.9)     25.4           102.8
Non-cash movements in debt:
- Movement in fair values                   (5.6)        -             5.9
(mark-to-market)
- Debt assumed on acquisitions            (219.3)     (1.7)         (137.6)
- Currency translation adjustment          137.2    (143.8)         (165.0)
                                          --------  --------        --------
Increase in net debt                      (946.5)   (510.4)         (690.2)
                                          ========  ========        ========
Incl.change in share of joint ventures'     22.7       3.3           (14.2)
net debt                                  ========  ========        ========

Finance Costs
Net Group finance costs on                 100.8      74.4           153.8
interest-bearing
cash and cash equivalents, loans and
borrowings
Net charge to unwind discount on            11.2       7.0            15.6
provisions & deferred/contingent
acquisition consideration
Net charge/(credit) re change in             5.9      (0.8)           (4.9)
derivatives' value
Net pensions financing credit               (5.1)     (2.8)           (5.4)
                                          --------  --------        --------
Total net finance costs                    112.8      77.8           159.1
                                          ========  ========        ========
Including Group share of joint ventures'     7.2       6.6            13.6
costs                                     ========  ========        ========


10       Summarised Cash Flow

The table below summarises the Group's cash flows for the six months ended 30th
June 2006 and 30th June 2005 and for the full year ended 31st

December 2005.
                                          Six months ended Year ended 31st
                                     30th June - Unaudited   December 2005
                                         2006         2005         Audited
Inflows                                euro m       euro m          euro m
Profit before tax                         526          383           1,279
Depreciation                              300          260             556
Amortisation of intangible assets          12            3               9
Disposals                                  60           45             103
Share issues (net of treasury shares       54           36              61
acquired)
                                       --------     --------        --------
                                          952          727           2,008
                                       --------     --------        --------
Outflows
Working capital movement                  474          350             119
Capital expenditure                       434          347             652
Acquisitions and investments              901          207           1,298
Dividends                                 149          125             185
Tax paid                                   61           59             260
Other                                      17            5              19
                                       --------     --------        --------
                                        2,036        1,093           2,533
                                       --------     --------        --------
Net outflow                            (1,084)        (366)           (525)
Translation adjustment                    137         (144)           (165)
                                       --------     --------        --------
Increase in net debt                     (947)        (510)           (690)
                                       ========     ========        ========



11       Other
                                                  Six months ended    Year ended 31st
                                               30th June - Unaudited    December 2005
                                                  2006          2005          Audited
EBITDA interest cover (times) - six months to      8.2           9.1                -
                                30th June
                              - rolling 12 months 11.2          11.4             12.3
EBIT interest cover (times)   - six months to      5.4           5.7                -
                                30th June
                              - rolling            8.0           8.1              8.8
                                12 months
EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal

EBIT = earnings before interest and tax, excluding profits on disposal
-----------------------------------------------------
Average shares in issue                          538.2m        533.4m           534.3m
Net dividend paid per share (euro cent)          27.75c        23.40c            34.65c
Dividend declared for the period (euro cent)      13.5c        11.25c             39.0c
Dividend cover - EPS / dividend declared           5.5x          5.0x              4.8x
(times)
Depreciation charge - subsidiaries (euro m)      281.3          244.3             525.2
Depreciation charge - share of joint ventures     19.0           15.8              30.6
(euro m)
Amortisation of intangibles - subsidiaries        11.8            3.3               9.1
(euro m)
Amortisation of intangibles - share of joint         -              -                 -
ventures (euro m)
Share-based payment expense (euro m)               6.3            6.5              13.9
------------------------------                   -------   ----------- ----   ---------
Market capitalisation at period-end (euro m)  13,742.5       11,674.6          13,327.7
Total equity at period-end (euro m)            6,412.1        5,414.3           6,233.7
Net debt (euro m)                              4,394.8        3,268.5           3,448.3
Net debt as a percentage of total equity            69%           60%                55%
Net debt as a percentage of market                  32%           28%                26%
capitalisation
------------------------------                   -------   ----------- ----   ---------


12    Statutory Accounts

The financial information presented in this Interim Report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2005, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

13    Board Approval

This Interim Report was approved by the Board of Directors of CRH plc on 28th August 2006.

14    Distribution of Interim Report

This Interim Report is available on the Group's website (www.crh.com). A printed copy will be posted to shareholders on Thursday, 31st August 2006 and will be available to the public from that date at the Company's registered office. Details of the Scrip Dividend Offer in respect of the Interim 2006 dividend will be posted to shareholders on Thursday, 21st September 2006.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  29 August 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director